SPRING CREEK HEALTHCARE SYSTEMS, INC.
55 Broad Street
15th Floor
New York, NY  10004
(646) 961-4459

November 6, 2012

Accounting Branch Chief
Securities and Exchange Commission
Washington D.C 20549
Attention:  Craig Arakawa

Re:  Staff Letter dated November 1, 2012; SEC File No. 000-53339

As a result of your above mentioned letter we have filed on November 6, 2012, an amended Form 8-K with the required disclosures of Item 4.01 of Form 8-K.

If you have any additional questions, please do not hesitate to contact me.

Sincerely,

/s/ Jan E. Chason
Jan E. Chason
Chief Financial Officer